UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)

SHILOH INDUSTRIES, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

824543 10 2

(CUSIP Number)

David J. Hessler, Esq.

Wegman, Hessler & Vanderburg

Suite 200

6055 Rockside Woods Blvd.

Cleveland, Ohio 44131

216-642-3342

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Oak Tree Holdings LLC 83-1497212
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,300,866
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,300,866
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,300,866
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 30.7%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Oak Tree Archway LLC 83-1632307
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,300,866
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,300,866
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,300,866
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 30.7%
14	TYPE OF REPORTING PERSON (see instructions) OO

EXPLANATORY NOTE

This Amendment No. 15 (“Amendment No. 15”) amends and supplements the Statement on Schedule 13D originally filed on March 31, 1998 by MTD Products Inc, an Ohio corporation (now known as MTD Holdings Inc), as most recently amended by Amendment No. 14 filed on January 4, 2019 by Oak Tree Holdings LLC, an Ohio limited liability company (“Oak Tree Holdings”), Oak Tree Archway LLC, an Ohio limited liability company (“Oak Tree Archway”) and MTD Holdings Inc (as amended, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Shiloh Industries, Inc., a Delaware corporation. Oak Tree Holdings and Oak Tree Archway are referred to herein as the “Reporting Persons”. As disclosed in Amendment No. 14, MTD Holdings Inc no longer beneficially owns more than five percent of the outstanding shares of Common Stock and therefore is no longer a reporting person.

This Amendment No. 15 amends Items 2, 4, 5 and 7 of the Schedule 13D to the extent set forth below. Except as otherwise reflected in this Amendment No. 15, there have been no material changes to the information contained in the Schedule 13D. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) – (f) This Schedule 13D is being filed jointly by: (i) Oak Tree Holdings LLC, an Ohio limited liability company (“Oak Tree Holdings”); and (ii) Oak Tree Archway LLC, an Ohio limited liability company (“Oak Tree Archway”, and together with Oak Tree Holdings, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated January 4, 2019, a copy of which is attached as an exhibit to this Amendment No. 15.

Oak Tree Archway is managed by Oak Tree Holdings, its sole member. Oak Tree Holdings is managed by a board of directors. The name and principal business or occupation of each executive officer or director of Oak Tree Holdings and each executive officer of Oak Tree Archway is set forth below. Each such executive officer and director is a citizen of the United States of America and has a business address of 5965 Grafton Road, Valley City, Ohio 44280.

Oak Tree Holdings LLC

Name	Principal Business or Occupation
Curtis E. Moll	Chairman, Chief Executive Officer and President

Christopher M. Essig	Executive Vice President

Jeffrey C. V. Deuch	Executive Vice President

Michael Griffith	Treasurer

David J. Hessler	Secretary

Lawrence Muscarella	Assistant Secretary

Robert J. King, Jr.	Director

Dieter Kaesgen	Director

Gordon Manning	Director

Robert T. Moll	Director

Theodore S. Moll	Director

Steven C. Tourek	Director

Michael Merriman	Director

Deborah S. Brown	Director

Oak Tree Archway LLC

Name	Principal Business or Occupation
Curtis E. Moll	President

Christopher M. Essig	Vice President

Michael Griffith	Treasurer

David J. Hessler	Secretary

Lawrence Muscarella	Assistant Secretary

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons identified above, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

The address for each of the Reporting Persons is 5965 Grafton Road, Valley City, OH 44280.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 5(c) is incorporated herein by reference. Other than as described therein, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

Subparagraphs (a) through (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) – (b) The Reporting Persons had, as of June 25, 2019, after giving effect to the transaction described in subparagraph (c) below, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:

As of such date, Oak Tree Archway directly and Oak Tree Holdings indirectly beneficially owned 7,300,866 shares of Common Stock, constituting approximately 30.7% of the outstanding shares of Common Stock.

As of such date, Mr. Curtis E. Moll, President of Oak Tree Holdings and a member of its board of directors, owned directly 210,331 shares of Common Stock with the sole power to vote and dispose of such shares. In addition, Sara H. Moll, the wife of Mr. Moll, owned 1,104 shares of Common Stock. Mr. Moll shares voting and dispositive power with respect to Common Stock held by Sara H. Moll.

As of such date, Dieter Kaesgen, a member of the board of directors of Oak Tree Holdings, owned directly 78,550 shares of Common Stock, David J. Hessler, Secretary of Oak Tree Holdings and Oak Tree Archway, owned 90,494 shares of Common Stock, Martha Hessler, the wife of David J. Hessler, owned 1,000 shares of Common Stock, Robert J. King, Jr., a member of the board of directors of Oak Tree Holdings, owned 32,759 shares of Common Stock, and Robert T. Moll, a member of the board of directors of Oak Tree Holdings, owned 73 shares of Common Stock.

Curtis E. Moll, David J. Hessler and Theodore S. Moll serve as trustees of The Jochum Moll Foundation, a charitable organization, and have the power to vote and dispose of the 20,000 shares of Common Stock held by The Jochum Moll Foundation as of such date.

Jeffrey C.V. Deuch, Dieter Kaesgen, Robert J. King, Jr., Curtis E. Moll and Robert T. Moll serve as trustees of the Theo Moll Irrevocable Trust, an Ohio trust and a member of Oak Tree Holdings, and have the power to vote and dispose of the 604,400 shares of Common Stock held by such trust after giving effect to the transaction described in subparagraph (c) below.

The Reporting Persons disclaim beneficial ownership of the shares of Common Stock held by the foregoing executive officers and directors.

Percentages set forth on the cover pages hereof and in this Item 5 are based on 23,761,465 shares of Common Stock reported as outstanding as of June 7, 2019 in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended April 30, 2019.

(c) On June 25, 2019, the MTD Products Inc Master Employee Benefit Trust, a trust fund established and sponsored by MTD Products Inc., an indirect majority-owned subsidiary of Oak Tree Holdings (the “Trust”), agreed to sell 604,400 shares of Common Stock to the Theo Moll Irrevocable Trust, an Ohio trust and a member of Oak Tree Holdings, for a purchase price of $5.18 per share in a private transaction. As a result of this transaction, Oak Tree Holdings no longer has or shares any voting or dispositive power over these 604,400 shares.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

1	Joint Filing Agreement, dated January 4, 2019, between Oak Tree Holdings and Oak Tree Archway.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2019

OAK TREE HOLDINGS LLC

By:	/s/ Christopher M. Essig
Name: Christopher M. Essig Title: Executive Vice President

OAK TREE ARCHWAY LLC

By:	/s/ Christopher M. Essig
Name: Christopher M. Essig Title: Vice President

INDEX TO EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement, dated January 4, 2019, between Oak Tree Holdings and Oak Tree Archway.